SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ [National Taxpayer’s Registry] No. 01.545.826/0001-07

NIRE [Corporate Registration Identification Number] 35.300.147.952

Publicly-held Company

MINUTES OF THE JOINT MEETING OF THE BOARD OF DIRECTORS AND FISCAL COUNCIL HELD ON SEPTEMBER 11, 2014

1.            Date, time and venue:  On September 11, 2014, starting at 1 p.m., at the headquarters of Gafisa S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2.            Call Notice and Attendance:  Call notice dismissed due to the attendance of all of the members of the Board of Directors and Fiscal Council of the Company and corresponding verification of the quorum for installation and adoption of resolutions.

3.            Board:  Chairman: Odair Garcia Senra; Secretary: Renata de Carvalho Fidale.

4.            Resolutions: The attending members of the Board of Directors and Fiscal Council resolved the following:

(I)                Board of Directors

4.1.       To approve, unanimously, after examination and discussion, the terms and conditions of the draft Protocol and Justification of Merger of Shertis Empreendimentos e Participações S.A. with and into the Company (“Merger”), which, after being certified by the Board, will be filed in the Company’s headquarters, being the management instructed to proceed with its execution;

4.2.       To ratify the retention, by the Company’s management, of JVS Assessoria Empresarial Ltda. (CNPJ No. 07.203.985/0001-00) (“JVS”) to prepare the valuation report of Shertis’s net equity, based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”), being the directors aware of the Valuation Report; and

4.3.       To convene an extraordinary general shareholders’ meeting to be held on October 9, 2014, at 10 a.m. in the Company’s headquarter, to resolve on the following proposal:“(i) approval of the terms and conditions of the Protocol and Justification of Merger of Shertis Empreendimentos e Participações S.A. with and into the Company, entered into by and among the companies’ managers (“Protocol and Justification”); (ii) ratification of the appointment and retention of JVS Assessoria Empresarial Ltda. to prepare the valuation report of Shertis’s net equity, based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”); (iii) approval of the Valuation Report; and (iv) approval of the Merger, pursuant to the terms of the Protocol and Justification.”

(II)             Fiscal Council

4.4.       To opine favorably to the Management Proposal in order to approve the Merger, therefore issuing the corresponding opinion, which is attached hereto;

5.            Closing:  With no further matters to be discussed, the present Minutes were drawn up, read and signed by all in attendance. The members of the Board of Directors and of the Fiscal Council of the Company approved the issues of their respective authority. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Board of Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Junior, Maurício Marcellini Pereira and Rodolpho Amboss. Fiscal Council: Olavo Fortes Campos Rodrigues Junior, Luis Fernando Brum de Melo and Peter Edward Cortes Marsden Wilson.

I certify that this is a true counterpart of the original version of the resolutions contained in the minutes that have been drawn up in the Company’s book.

São Paulo, September 11, 2014.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ [National Taxpayer’s Registry] No. 01.545.826/0001-07

NIRE [Corporate Registration Identification Number] 35.300.147.952

Publicly-held Company

Attachment to the Minutes of the Joint Meeting of the Board of Directors and Fiscal Council held on September 11, 2014

FISCAL COUNCIL’S OPINION

The members of the Fiscal Council of Gafisa S.A. (the “Company”), in the exercise of their duties, pursuant to item III of Section 163 of Law No. 6,404/76, have analyzed the merger proposal of its wholly-owned subsidiary, Shertis Empreendimentos e Participações S.A. (National Taxpayer’s Registry No. 11.039.942/0001-08) (“Shertis”) with and into the Company, in accordance with the terms of the Protocol and Justification of Merger of Shertis with and into the Company (“Protocol and Justification”), and based on such analysis and on the explanations provided by the Company’s management, the Fiscal Council opines in favor to the approval, by the Company’s shareholders under a general shareholders meeting, of such Merger, in accordance with the terms and conditions established in the Protocol and Justification.

The Fiscal Council Opinion was executed by Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Luis Fernando Brum de Melo. I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, September 11, 2014.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer